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TABLE OF CONTENTS

FILED PURSUANT TO RULE 424(b)(3)
REGISTRATION NO. 333-85316

ALDERWOODS GROUP, INC.

11,577,151 Shares of Common Stock

        This prospectus relates to the offering of shares of Alderwoods Group's common stock by the selling security holders. The selling security holders acquired these shares from us by operation of our plan of reorganization under the United States Bankruptcy Code, which became effective on January 2, 2002.

        Our common stock currently trades under the symbol "AWGI" on the National Market System of The Nasdaq Stock Market, Inc. On April 3, 2003, the last reported sale price of our common stock on Nasdaq was $3.66 per share.

        The selling security holders directly, through agents designated from time to time, or through dealers or underwriters also to be designated may sell the shares from time to time on terms to be determined at the time of sale. The selling security holders may offer the shares at fixed prices, at prevailing market prices at the time of sale, at varying prices or at negotiated prices. To the extent required, the specific shares to be sold, names of the selling security holders, offering price, the names of any agents, dealers or underwriters, amount of expenses of the offering and any applicable commission or discount with respect to a particular offering will be set forth in an accompanying prospectus supplement. The selling security holders reserve the sole right to accept and, together with their agents from time to time, to reject in whole or in part any proposed purchase of shares to be made directly or through agents.

        The aggregate proceeds to the selling security holders from the shares will be the purchase price of those shares sold less the aggregate agents' commissions and the underwriters' discounts, if any. We will receive no proceeds from this offering, but we will pay the expenses of this offering.

        The selling security holders and any agents, broker-dealers or underwriters that participate with them in the distribution of the shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, and any commissions received by them and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

        See "Risk Factors" beginning on page 2 to read about factors you should consider before buying these shares.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated April 4, 2003.

A WARNING ABOUT FORWARD-LOOKING STATEMENTS

        Certain statements made or incorporated by reference into this prospectus are forward-looking statements within the meaning of Section 27A(i) of the Securities Act of 1933 (the "Securities Act") and Section 21E(i) of the Securities Exchange Act of 1934 (the "Exchange Act"). These forward-looking statements are not based on historical facts, but rather are based on current expectations, estimates and projections about our industry, our beliefs and our assumptions about future events and financial trends affecting the financial condition of our businesses. The words "believe," "may," "will," "estimate," "continues," "anticipate," "indend," "expect" and similar expressions identify these forward-looking statements. These forward-looking statements are subject to risks, uncertainties and other factors, some of which are beyond our control and difficult to predict, and could cause actual results to differ materially from those anticipated in these forward-looking statements. These risks and uncertainties include those described below under the caption "Risk Factors" and elsewhere in this prospectus. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect our management's view only as of the date of this prospectus. Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

ii

SUMMARY

        This summary highlights basic information about Alderwoods Group, Inc., a Delaware corporation ("Alderwoods Group" and together with its subsidiaries, the "Company"), and the shares offered by the selling security holders, but does not contain all information important to you. You should read the following summary together with the more detailed information regarding the Company, the consolidated financial statements and related notes of Alderwoods Group and the consolidated financial statements and related notes of The Loewen Group Inc., a British Columbia corporation and the predecessor of Alderwoods Group ("Loewen Group" or the "Predecessor" and together with its subsidiaries, the "Loewen Companies"), appearing elsewhere in this prospectus and incorporated herein by reference.

Alderwoods Group

        The Company is the second largest operator of funeral homes and cemeteries in North America. As of December 28, 2002, we operated 763 funeral homes, 185 cemeteries and 62 combination funeral homes and cemeteries throughout North America and 39 funeral homes in the United Kingdom. We provide funeral and cemetery services and products on an at-need basis (time of death) and pre-need basis. In support of our pre-need business, we operate insurance subsidiaries that provide customers with a funding mechanism for the pre-arrangement of funerals.

        Alderwoods Group changed its name from Loewen Group International, Inc. ("Loewen International") on January 2, 2002. Loewen International was a subsidiary of Loewen Group prior to January 2, 2002. On that date, pursuant to a series of transactions contemplated by a plan of reorganization for Loewen International, Loewen Group and certain of their subsidiaries, Alderwoods Group succeeded to the businesses previously conducted by Loewen Group. Alderwoods Group is no longer affiliated with Loewen Group.

Common Stock

Number of shares of common stock offered by selling security holders	Up to 11,577,151 shares.
Nasdaq National Market symbol for the common stock	"AWGI".

Risk Factors

        You should read the "Risk Factors" section, beginning on page 2, as well as the other cautionary statements, risks and uncertainties described or incorporated by reference in this prospectus, so that you understand the risks associated with an investment in the shares being offered.

        The principal executive offices of Alderwoods Group are located at 311 Elm Street, Suite 1000, Cincinnati, Ohio 45202, and Alderwoods Group's phone number at this address is (513) 768-7400.

RISK FACTORS

        You should carefully consider the risks described below before making an investment decision. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties not presently known to us or that we currently believe are immaterial may also impair our business operations. If any of the following risks actually occur, our business, financial condition or results of operations could be materially adversely affected, and you may lose all or part of your investment.

Future Revenues Are Uncertain

  Volume, Mix and Margins Are Uncertain

        Revenue is significantly affected by the volume of services rendered and the mix and pricing of services and products sold. Cemetery revenues are also significantly affected by the fulfillment of previously sold pre-need cemetery contracts and the writing of pre-need cemetery contracts for interment rights. Margins are affected by changes in revenue, their related costs and the level of fixed costs in operating our funeral homes and cemeteries. Further, revenue and margins may be affected by competitive pricing strategies.

  Number of Pre-Need Contracts Written Is Dependent upon an Adequate Salesforce

        The level of pre-need contracts written is dependent upon maintaining an adequate salesforce. Accordingly, the future success of the Company is dependent upon the Company's ability to attract, train and retain an adequate number of salespeople.

  Trust Income Is Subject to Market Conditions

        Cemetery revenue is impacted by the trust income on perpetual care trust funds which is recognized when the underlying revenue related to cemetery merchandise or services is earned. Trust income on funeral and cemetery merchandise and service trust funds is deferred and revenue is recognized when the underlying merchandise and service obligations are fulfilled. The level of trust income is largely dependent on yields available in connection with the investment of the balances held in such trust funds. Available yields may be subject to significant fluctuations in response to conditions in the economy in general.

  The Death Rate May Decrease

        The death rate in the United States is estimated to have declined by approximately 1% in 1997 and approximately 2% in 1998, reversing a trend of an approximate 1% increase per year since 1980. However, for the combined two-year period from 1998 to 2000, the death rate is estimated to have declined by less than 1%. Industry studies indicate that the average age of the population is increasing. The financial results of the Company may be affected by any decline in the death rate.

  The Rate of Cremation Is Increasing

        There is an increasing trend in the United States toward cremation. According to the latest industry studies available, cremations represented approximately 27% of the burials performed in the United States in 2001, as compared with approximately 10% in 1980, and this percentage increased by approximately 1% annually from 1997 to 2002. Compared to traditional funeral services, cremations have historically generated similar gross profit percentages but lower revenues. A substantial increase in the rate of cremations performed by the Company could have a material adverse effect on the results of operations of the Company.

  Dispositions May Adversely Affect Revenues

        Revenue is affected by the level of dispositions, which may or may not be significant.

The Company Has Substantial Debt

  Substantial Leverage Will Continue

        The Company's total carrying value of long-term indebtedness (including the current portion thereof) is $759.7 million as of December 28, 2002. While the Company believes that future operating cash flow, together with financing arrangements, will be sufficient to finance operating requirements under the Company's business plan, the Company's leverage and debt service requirements could make it more vulnerable to economic downturns in the markets the Company intends to serve or in the economy generally. The Company's indebtedness could restrict its ability to obtain additional financing in the future and, because the Company may be more leveraged than certain of its competitors, could place the Company at a competitive disadvantage.

        The Company's Rose Hills' non-recourse subsidiary senior secured debt of $52.6 million matures in 2003, approximately $26.3 million in May 2003 and approximately $26.3 million in November 2003. Although the Company intends to retire in full the $52.6 million outstanding on or before May 1, 2003, it amended the Alderwoods Group $75 million revolving credit facility (the "Credit Facility") to allow the Company to draw up to $30.0 million (the "Rose Hills Special Advance") from the Credit Facility to finance this retirement. The restrictions under the amended Credit Facility, which require the Company to obtain lender approval to borrow any other amount from the Credit Facility until the Rose Hills Special Advance is repaid and limit the amount that can be outstanding under letters of credit, may exacerbate the risks noted in the preceding paragraph.

  Debt Instruments Contain Restrictive Covenants That May Limit Liquidity and Corporate Activities

        The Credit Facility and the indentures governing Alderwoods Group's 11% Senior Secured Notes due 2007 (the "Five-Year Secured Notes"), its 12 1/4% Senior Notes due 2009 (the "Seven-Year Unsecured Notes"), its 12 1/4% Convertible Subordinated Notes due 2012 (the "Convertible Subordinated Notes") and the Rose Hills Holding Corp. debt contain covenants that impose operating and financial restrictions on the Company. For example, these covenants restrict the ability of Alderwoods Group, and most of its subsidiaries, to incur additional indebtedness, prepay indebtedness, allow liens on assets, sell stock or other assets without using proceeds thereof to reduce the indebtedness of the Company, engage in mergers or acquisitions, make investments or pay dividends or distributions (other than to Alderwoods Group or certain of its subsidiaries). These covenants could prohibit the Company from making acquisitions and adversely affect the Company's ability to finance future operations by limiting the incurrence of additional indebtedness or requiring equity issuance proceeds to be applied to reduce indebtedness. In addition, the Company is required to achieve specified earnings to fixed charges ratios and specified levels of tangible net worth. Adverse operating results could cause the Company to be unable to achieve these financial ratios and tests, in which event, unless the Company were able to obtain appropriate waivers with respect to non-compliance, certain of the Company's long-term debt would be in default and the holders thereof could accelerate the maturities of such debt.

  Subsidiary Stock Is Subject to Security Interests

        The capital stock of subsidiaries directly owned by Alderwoods Group or a subsidiary guarantor of the Credit Facility is subject to various liens and security interests, subject to percentage limitations in the case of foreign subsidiaries. If a holder of a security interest becomes entitled to exercise its rights as a secured party, it would have the right to foreclose upon and sell or otherwise transfer the collateral subject to its security interest, and the collateral accordingly would be unavailable to

Alderwoods Group or the subsidiary owning the collateral, except to the extent, if any, that the value of the affected collateral exceeds the amount of indebtedness in respect of which such foreclosure rights are exercised.

  The Security for the Five-Year Secured Notes May Not Be Sufficient To Secure Payments

        The Company's obligations under the Five-Year Secured Notes Indenture is secured by collateral which consists of (i) substantially all personal property (other than capital stock) and (ii) the material funeral home real property assets pledged under the Credit Facility of the Company and certain of its wholly owned subsidiaries. The rights of the holders of the Five-Year Secured Notes to this collateral will be subordinate to those of the lenders under the Credit Facility. The proceeds from the sale of this collateral may not be sufficient to satisfy amounts due on the Five-Year Secured Notes.

        If, upon a foreclosure on the collateral, the proceeds from the sale of such collateral is insufficient to satisfy the entire amount due on the Five-Year Secured Notes, the claim by the holders of the Five-Year Secured Notes against the Company for this deficiency would rank equally with the claims of the other general, unsubordinated creditors of the Company. The remaining assets of the Company may not be sufficient to satisfy this deficiency.

  Certain Debt Is Effectively Subordinated to Obligations of Subsidiaries

        Alderwoods Group principally is a holding company, and therefore its right to participate in any distribution of assets of any subsidiary upon that subsidiary's dissolution, winding-up, liquidation or reorganization or otherwise is subject to the prior claims of creditors of that subsidiary, except to the extent that Alderwoods Group may be a creditor of that subsidiary and its claims are recognized. There are various legal limitations on the extent to which some of the subsidiaries of Alderwoods Group may extend credit, pay dividends or otherwise supply funds to, or engage in transactions with, Alderwoods Group or its other subsidiaries. The Five-Year Secured Notes, the Seven-Year Unsecured Notes and the Convertible Subordinated Notes are effectively subordinated to all indebtedness and other obligations of the subsidiaries except to the extent that those subsidiaries have guaranteed that obligations of Alderwoods Group to pay amounts due on the Five-Year Secured Notes, the Seven-Year Unsecured Notes or the Convertible Subordinated Notes, as applicable.

The Tax Rate Is Uncertain

  Effective Income Tax Rate May Vary

        The Company expects that its effective income tax rate for 2003 and beyond may vary significantly from the statutory tax rate because (i) income tax benefits may be offset by an increase in the valuation allowance due to the uncertainty regarding the ability to utilize the benefits in the future, (ii) the losses incurred in certain jurisdictions may not offset the tax expense in profitable jurisdictions, (iii) there are differences between foreign and United States income tax rates, and (iv) many tax years are subject to audit by different tax jurisdictions.

  Federal Tax Audit Could Impact Tax Rate

        In connection with the audit of the 1993 through 1998 federal income tax returns, the Company and the Internal Revenue Service have reached a tentative agreement that resolves certain issues that were in dispute. This tentative agreement has been submitted to the Congressional Joint Committee on Taxation ("Joint Committee") for its review and approval. If approved by the Joint Committee, this tentative agreement would have a significant positive effect on the Company's future tax rate in the year of the settlement. However, the ultimate outcome and timing of the final resolution cannot be determined at this time.

Capital Stock: Dividends Not Anticipated; Anti-Takeover Effects

  Volatility Is Possible

        In January 2002, the Company's common stock and warrants commenced trading on The Nasdaq Stock Market, Inc. Due to the limited trading history of the common stock and warrants, there can be no assurance as to the degree of price volatility in the market for the common stock and warrants. The market price of the common stock may be subject to significant fluctuations in response to numerous factors, including variations in the Company's annual or quarterly financial results or those of its competitors, changes by financial analysts in their estimates of the future earnings of the Company, conditions in the economy in general or in the funeral industry in particular or unfavorable publicity. Additionally, there can be no assurance that the market value of the common stock will exceed the exercise price of the warrants at any time prior to their expiration.

  Dividends Are Not Anticipated; Payment of Dividends Is Subject to Restriction

        Alderwoods Group is not expecting to pay any dividends on the common stock in the foreseeable future. In addition, covenants in the respective indentures governing the Five-Year Secured Notes, the Seven-Year Unsecured Notes and the Convertible Subordinated Notes and in the Credit Facility restrict the ability of Alderwoods Group to pay dividends and may prohibit the payment of dividends and certain other payments. Certain institutional investors may only invest in dividend-paying equity securities or may operate under other restrictions that may prohibit or limit their ability to invest in the common stock.

  Certain Provisions in Our Charter Documents and Rights Plan Have Anti-Takeover Effects

        Certain provisions of the certificate of incorporation and the bylaws of Alderwoods Group, as well as the General Corporation Law of the State of Delaware, may have the effect of delaying, deferring or preventing a change in control of Alderwoods Group. Such provisions, including those providing for the possible issuance of preferred stock of Alderwoods Group without stockholder approval, regulating the nomination of directors and eliminating stockholder action by written consent, may make it more difficult for other persons, without the approval of the Board of Directors (the "Board of Alderwoods Group"), to make a tender offer or otherwise acquire substantial amounts of the common stock or to launch other takeover attempts that a stockholder might consider to be in such stockholder's best interest. Additionally, the Company's short-term stockholder rights plan, which was adopted by the Board of Alderwoods Group on March 6, 2002, and became effective March 26, 2002, may also delay, defer or prevent a change of control of Alderwoods Group. Under the rights plan, each outstanding share of common stock has one right attached that trades with the common stock. Absent prior action by the Board of Alderwoods Group to redeem the rights or amend the rights plan, upon the consummation of certain acquisition transactions, the rights would entitle the holder thereof (other than the acquiror) to purchase shares of common stock at a discounted price in a manner designed to result in substantial dilution to the acquiror. The shareholders rights plan will expire in September 2003, and there is presently no extension or renewal contemplated by the Company.

Other Risk Factors

  Federal, State and Local Regulations May Change to the Detriment of Alderwoods Group

        The Company's operations are subject to regulation, supervision and licensing under numerous federal, state and local laws, ordinances and regulations, including extensive regulations concerning trust funds, pre-need sales of funeral and cemetery products and services, environmental matters and various other aspects of the business. The impact of such regulations varies depending on the location of funeral homes and cemeteries. From time to time, states and regulatory agencies have considered and may enact additional legislation or regulations that could affect the Company. For example, additional legislation or regulations requiring more liberal refund and cancellation policies for pre-need sales of products and services or prohibiting door-to-door or telephone solicitation of potential customers could adversely impact sales, resulting in lower gross revenues. Similarly, additional legislation or regulations increasing trust requirements could reduce the amount of cash available to the Company for other purposes. Additional legislation or regulations prohibiting the common ownership of funeral homes and cemeteries in the same market could adversely impact both sales and costs and expenses in the affected markets. If adopted in the states in which the Company operates, additional legislation or regulations such as these could have a material adverse effect on the results of operations of the Company.

  Alderwoods Group Principally Is a Holding Company

        Alderwoods Group principally is a holding company, and therefore its right to participate in any distribution of assets of any subsidiary upon that subsidiary's dissolution, winding-up, liquidation or reorganization or otherwise is subject to the prior claims of creditors of that subsidiary, except to the extent that Alderwoods Group may be a creditor of that subsidiary and its claims are recognized. There are various legal limitations on the extent to which some of the subsidiaries of Alderwoods Group may extend credit, pay dividends or otherwise supply funds to, or engage in transactions with, Alderwoods Group or its other subsidiaries.

  Outcome of NAFTA Claims Is Impossible To Predict

        In October 1998, the Predecessor filed claims against the government of the United States (the "NAFTA Claims") seeking damages under the arbitration provisions of the North American Free Trade Agreement ("NAFTA"). Pursuant to the plan of reorganization, the Predecessor, through a series of transactions, transferred to the Company all of its assets, excluding legal title to the NAFTA Claims, and transferred to the Company the right to any and all proceeds from the NAFTA Claims. In addition, pursuant to the plan of reorganization, an undivided 25% interest in the proceeds, if any, of the NAFTA Claims as such proceeds may be adjusted as a result of the arbitration contemplated by the letter agreement between the Predecessor and Raymond L. Loewen, dated May 27, 1999 (the "NAFTA Arbitration Agreement"), less (a) any amounts payable under paragraph 3 of the NAFTA Arbitration Agreement and (b) any amounts payable pursuant to the contingency fee letter agreement between Jones, Day, Reavis & Pogue and Loewen Group, dated July 25, 2000, was transferred to a liquidating trust for the benefit of creditors of the Predecessor and some of its subsidiaries. Although the Company believes that these actions should not affect the NAFTA Claims, the government of the United States, respondent in the NAFTA proceeding, has asserted that these actions have divested the Arbitration Tribunal appointed pursuant to the rules of the International Centre for Settlement of Investment Disputes of jurisdiction over some or all of the claims. The Company does not believe that it is possible at this time to predict the final outcome of this proceeding or to establish a reasonable estimate of the damages, if any, that may be awarded, or the proceeds, if any, that may be received in respect of the NAFTA Claims.

USE OF PROCEEDS

        All of the securities offered hereby are being offered by the selling security holders. We will not receive any of the proceeds from these sales.

SELLING SECURITY HOLDERS

        All of the shares are being offered by the selling security holders listed in the table below. No offer or sale under this prospectus may be made by a holder of the shares unless that holder is listed in the table below.

        The selling security holders may offer and sell, from time to time, any or all of their shares. Because the selling security holders may offer all or only some portion of the shares listed in the table below, no estimate can be given as to the amount or percentage of shares that will be held by the selling security holders upon termination of the offering.

        The following table lists:

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  the name of each selling security holder;

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  the number of shares beneficially owned by that selling security holder before the offering; and

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  the number of shares that may be offered for sale by that selling security holder under this prospectus.

        We obtained the information in the following table from the selling security holders. This information is as of December 31, 2002. No selling security holder has indicated that it has held any position, office or other material relationship with us or any of our affiliates during the past three years.

	Common Stock
Name of Selling Security Holder	Number of Shares Owned		Number of Shares Offered
Angelo, Gordon & Co., L.P.(a)	3,784,291		3,217,980
GSCP Recovery, Inc.	1,152,487		1,152,487
GSC Recovery II, L.P.	93,065		93,065
Oaktree Capital Management, LLC(b)	7,130,178	(c)	7,113,619

  (a)
  The direct beneficial owners of the shares being registered are Angelo, Gordon & Co., L.P. and certain private investment funds for which Angelo, Gordon & Co., L.P. acts as general partner and/or investment adviser, each of which owns a portion of such shares.

  (b)
  The direct beneficial owners of the shares being registered are OCM Opportunities Fund II, L.P., OCM Opportunities Fund III, L.P. and two third-party separate accounts (collectively, "OCM Funds and Accounts"), each of which owns a portion of such shares. Oaktree Capital Management, LLC ("Oaktree") acts as the general partner and/or investment manager of the OCM Funds and Accounts. Although Oaktree may be deemed to beneficially own such shares for purposes of the reporting requirements of the Securities Exchange Act of 1934, Oaktree, a registered investment adviser under the Investment Advisers Act of 1940, disclaims any beneficial ownership of such shares owned by the OCM Funds and Accounts, except to the extent of its direct or indirect pecuniary interest therein.

  (c)
  Includes the right to purchase 16,559 shares of common stock upon the exercise of warrants.

        Effective January 2, 2002, Alderwoods Group and the selling security holders entered into a registration rights agreement regarding the shares. We are generally required under the terms of the registration rights agreement to make this prospectus available to the selling security holders, subject to the exceptions described below, for the period commencing on the effective date of the registration statement of which this prospectus forms a part until the earliest of:

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  the time when all of the offered shares have been sold under this prospectus or another effective registration statement;

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  the time when all of the offered shares are distributed to the public pursuant to Rule 144 of the Securities Act;

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  the transfer of all of the offered shares to persons other than those persons identified in the registration rights agreement; and

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  July 26, 2004 (subject to specified extensions).

        We may require the selling security holders to suspend the sales of the shares offered by this prospectus upon the happening of any of the following events:

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  the occurrence of an event or existence of any state of facts that makes any statement in this prospectus or the related registration statement untrue in any material respect or omits to state a material fact required to be included in order to make statements in those documents not misleading;

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  the receipt of any request by the Securities and Exchange Commission (the "SEC") or any other federal or state governmental authority for amendments or supplements to this prospectus or the related registration statement or for additional information;

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  the issuance by the SEC or any other federal or state governmental authority of any stop order suspending the effectiveness of the registration statement of which this prospectus forms a part or the initiation of any proceedings for that purpose;

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  the receipt by Alderwoods Group of any notification with respect to the suspension of the qualification or exemption from qualification of any of the shares included in this prospectus for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; or

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  Alderwoods Group's reasonable determination that a post-effective amendment to the registration statement of which this prospectus forms a part would be appropriate.

PLAN OF DISTRIBUTION

        Alderwoods Group is registering the shares on behalf of the selling security holders. For purposes of this discussion, selling security holders includes donees, pledgees and transferees selling shares received from a named selling security holder as a pledge, gift, partnership distribution or other non-sale related transfer after the date of this prospectus. All costs, expenses and fees in connection with the registration of the shares offered hereby will be borne by Alderwoods Group. Brokerage commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by the selling security holders. Sales of shares may be effected by selling security holders from time to time in one or more types of transactions (which may include block transactions) on one or more exchanges or on the over-the-counter market (including, without limitation, on Nasdaq), in negotiated transactions, through put or call options transactions relating to the shares, through short sales of shares, or a combination of such methods of sale, at market prices prevailing at the time of sale, or at negotiated prices. Such transactions may or may not involve brokers or dealers. The selling security holders have advised Alderwoods Group that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling security holders.

        The selling security holders may effect such transactions by selling shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the selling security holders and/or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

        The selling security holders and any broker-dealers that act in connection with the sale of shares might be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any commissions received by such broker-dealers and any profit on the resale of the shares sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. Alderwoods Group has agreed to indemnify each selling security holder against certain liabilities, including liabilities arising under the Securities Act. The selling security holders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.

        Because selling security holders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the selling security holders will be subject to the prospectus delivery requirements of the Securities Act. Alderwoods Group has informed the selling security holders that the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to their sales in the market.

        Selling security holders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of such rule.

        Upon Alderwoods Group being notified by a selling security holder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (a) the name of each such selling security holder and of the participating broker-dealer(s), (b) the number of shares involved, (c) the price at which such shares were sold, (d) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (e) that such broker-dealer(s) did not conduct any investigation to verify the information set out in this prospectus and (f) other facts material to the transaction. In addition, upon Alderwoods Group being notified by a selling security holder that a donee or pledgee intends to sell more than 500 shares of common stock, a supplement to this prospectus will be filed.

LEGAL MATTERS

        The validity of the securities being offered by this prospectus were passed upon for us by Jones Day.

EXPERTS

        The consolidated financial statements of the The Loewen Group Inc. as at December 31, 2001, and for each of the years in the two-year period ended December 31, 2001, incorporated into this prospectus and the registration statement by reference to the Annual Report on Form 10-K for the period ended December 28, 2002, have been audited by KPMG LLP, independent accountants, to the extent set forth in their report, also incorporated by reference herein, and are so incorporated in reliance upon such report, and upon the authority of said firm as experts in accounting and auditing.

        The consolidated financial statements of Alderwoods Group, Inc. as at December 28, 2002 and December 31, 2001, and for the fifty-two week period ended December 28, 2002, incorporated into this prospectus and the registration statement by reference to the Annual Report on Form 10-K for the period ended December 28, 2002, have been audited by KPMG LLP, independent accountants, to the extent set forth in their report, also incorporated by reference herein, and are so incorporated in reliance upon such report, and upon the authority of said firm as experts in accounting and auditing.

INFORMATION INCORPORATED BY REFERENCE

        The SEC allows us to "incorporate by reference" the information we file with them, which means that we can refer you to important information contained therein without restating it in this prospectus. The information incorporated by reference is an important part of this prospectus. The documents we incorporate by reference are:

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  Annual Report on Form 10-K for the period ended December 28, 2002;

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  The description of common stock contained in our Amendment No. 2 to Registration Statement on Form 10 filed on December 26, 2001 under Section 12 of the Exchange Act, including all amendments and reports updating that description.

        We also incorporate by reference any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this prospectus and prior to the completion of this offering. This additional information is a part of this prospectus from the date of filing of those documents. Any information incorporated by reference will be modified or superseded by any information contained in this prospectus or in any other document filed later with the SEC which modifies or supersedes such information. Any information that is modified or superseded will become a part of this prospectus as the information has been so modified or superseded.

        We will provide without charge to each person to whom a prospectus is delivered, upon written or oral request of such person, a copy of any or all of the information that has been incorporated by reference in this prospectus (excluding exhibits unless such exhibits are specifically incorporated by reference into such documents). Please direct such requests to Ellen Neeman, Senior Vice President, Legal and Compliance in writing at 311 Elm Street, Suite 1000, Cincinnati, Ohio, 45202 or by telephone at (513) 768-7400.

WHERE YOU CAN FIND MORE INFORMATION

        We are currently subject to the informational requirements of the Exchange Act, and in accordance with those requirements, file reports, statements and other information with the SEC. Copies of our filings may be read and copied at the SEC's Public Reference Room, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a web site at http://www.sec.gov containing reports, proxy and information statements and other information regarding companies that file electronically with the SEC, including Alderwoods Group. However, information contained in reports and statements filed with the SEC, and information contained on the SEC's web site, does not constitute a part of this prospectus.

        We have filed a registration statement on Form S-3 (together with all related amendments, exhibits, schedules and supplements) with the SEC under the Securities Act with respect to the offering. This prospectus, which constitutes a part of the registration statement, does not contain all of the information included in the registration statement. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and, in each instance, reference is made to the copy of the contract or document filed as an exhibit to the registration statement, each statement being qualified in all respects by reference to that exhibit. The registration statement may be read and copied at the SEC's Public Reference Room or accessed from the SEC's web site.